UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

843611104

(CUSIP Number)

Armando Ortega Gómez

General Counsel

Grupo México, S.A. de C.V.

Baja California 200

Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

Armando Ortega Gómez

General Counsel

Grupo Minero México Internacional, S.A. de C.V.

Baja California 200

Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

Ernesto Durán Trinidad

President and CFO

Americas Mining Corporation

2575 East Camelback Road, Suite 500

Phoenix, Arizona 85016

Tel. (602) 977-6500

and

Ernesto Durán Trinidad

Comptroller

SPHC II Incorporated

2575 East Camelback Road, Suite 500

Phoenix, Arizona 85016

Tel. (602) 977-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

copy to:

Michael L. Fitzgerald, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5224

May 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement: ☐

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A. de C.V. 13-1808503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 110,556,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 110,556,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,556,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.1% of total Common Stock

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo Minero México Internacional, S.A. de C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 110,556,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 110,556,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,556,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.1% of total Common Stock

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation 86-1010884

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 110,556,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 110,556,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,556,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.1% of total Common Stock

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SPHC II Incorporated 13-3700414

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,348,949

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,348,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,348,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% of total Common Stock

14.	Type of Reporting Person (See Instructions) CO

Grupo México, S.A. de C.V. (“Grupo México”), Grupo Minero México Internacional, S.A. de C.V. (“GMMI”), Americas Mining Corporation (“AMC”), and SPHC II Incorporated (“SPHC II”), (collectively, Grupo México, GMMI, AMC, and SPHC II, the “Reporting Persons”) hereby amend the report on Schedule 13D regarding shares of Southern Peru Copper Corporation (the “Company”), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 16, 2001, on February 11, 2003, on March 31, 2003, on October 25, 2004, on November 1, 2004, on December 23, 2004 and on April 1, 2005 (collectively with this Amendment No. 12, the “Schedule 13D”). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.	Security and Issuer
This Schedule 13D relates to the Common Stock of the Company, $0.01 par value per share (the “Common Stock”).
Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following:

On May 19, 2005, SPHC II voluntarily converted, on a share-for-share basis, all of its 43,348,949 shares of the Company’s Class A Common Stock, 0.01 par value per share (the “Class A Common Stock”) into an equal number of newly-issued shares of fully paid and non-assessable Common Stock.  Simultaneous with SPHC II’s conversion, the other holders of the Class A Common Stock, namely Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Overseas Capital Corporation and Climax Molybdenum B.V., voluntarily converted all of their shares of Class A Common Stock, on a share-for-share basis, into an equal number of newly-issued shares of fully paid and non-assessable Common Stock.  In total, 65,900,833 shares of Class A Common Stock were converted into Common Stock.

Based on information from the Company, as a result of the conversion by all holders, (1) no shares of Class A Common Stock remain outstanding and no shares of Class A Common Stock will be reissued, and (2) the number of authorized shares of Common Stock is now 167,207,640 and there are outstanding 147,248,216 shares of Common Stock.  In addition, the Agreement Among Certain Stockholders of the Company, dated January 2, 1996, as amended, has terminated as a result of the conversion pursuant to section 4.2 thereof.

Accordingly, the rights of each holder of Class A Common Stock, including SPHC II, (1) to vote as a separate class with respect to the election of directors of the Company, (2) to elect thirteen of the fifteen members of the Board of Directors of the Company (3) and to have five votes per share of Class A Common Stock when voting as a single class with the Common Stock on all matters other than the election of directors have been eliminated.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by adding the following:

(a, b) As of the date hereof, GM, GMMI, and AMC may each be deemed to beneficially own the 110,556,589 shares of Common Stock, constituting 75.1% of the total Common Stock based on a total of 147,248,216 shares of Common Stock outstanding, as set forth in the Company’s Form 8-K filed on May 20, 2005.

GM, GMMI, and AMC each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 110,556,589 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 110,556,589 shares of Common Stock.

As of the date hereof, SPHC II beneficially owns 43,348,949 shares of Common Stock, constituting 29.4% of the outstanding Common Stock based on a total of 147,248,216 shares of Common Stock outstanding, as set forth in the Company’s Form 8-K filed on May 20, 2005.

SPHC II has the sole power to vote or direct the vote of 0 shares and the shared power with GM, GMMI and AMC, to vote or direct the vote of 43,348,949 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power with GM, GMMI and AMC, to dispose or direct the disposition of 43,348,949 shares of Common Stock.

(c) The response to Item 4 is incorporated herein by reference in its entirety.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 is incorporated herein by reference in its entirety.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005

GRUPO MÉXICO, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

GRUPO MINERO MÉXICO INTERNATIONAL, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

AMERICAS MINING CORPORATION

/s/ Ernesto Durán Trinidad
Name: Ernesto Durán Trinidad
Title: President and CFO

SPHC II INCORPORATED

/s/ Ernesto Durán Trinidad
Name: Ernesto Durán Trinidad
Title: Comptroller